Exhibit 99.1

AYR Wellness Secures Conditional Approval to Establish Vertical Medical Cannabis Operations in Virginia

MIAMI, September 5, 2024 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, today announced that it was awarded conditional approval to serve as a pharmaceutical processor by the Virginia Cannabis Control Authority (“CCA”) for Virginia’s Health Service Area 1 (“HSA 1”). HSA 1 encompasses various cities and counties in Virginia, including Charlottesville, Fredericksburg, Spotsylvania, and Stafford.

“We’re proud to have earned the opportunity to serve patients in Virginia, particularly in a region of ~1.5 million people that has lacked access to medical cannabis for some time,” said David Goubert, President & CEO of AYR. “This is an exciting moment for AYR, reflective of our continued efforts towards building our business to generate sustainable forward-looking growth.”

Upon receipt of the pharmaceutical processing permit, the Company will be permitted to cultivate and process cannabis, manufacture cannabis products, and perform sales to qualified medical cannabis patients in Virginia. The Company must meet any conditional commitments within one year to obtain a full pharmaceutical processor permit.

To learn more about AYR Wellness or to locate your nearest dispensary, please visit www.AYRwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, AYR’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and AYR may not be able to raise needed additional debt or equity capital. Among other things, AYR has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While AYR believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko
VP, Public Engagement
T: (786) 885-0397
Email: comms@ayrwellness.com

Company Contact:

Jon DeCourcey
Head of Investor Relations
T: (786) 885-0397
Email: ir@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397

Email: IR@AYRwellness.com